Filed by: Liberty Property Trust Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: Liberty Property Trust (Commission File No.: 001-13130) Transition October 29, 2019

Terminology That May Be Unfamiliar COBRA • The ability to continue your medical, dental, and vision insurances for up to 18 months in the event of employment ending Pay both the employer and employee portions plus a small administrative fee Can continue all three or some combination Severance provides assistance with this payment Consider transitioning to spouse’s/partner’s insurance or electing medical insurance through the federal government (i.e., “Obamacare”) • • • • Separation Agreement •An agreement you sign that says that you are releasing the company from any potential employment claims you may have in exchange for compensation that you are not eligible for in the normal course of events COPYRIGHT LIBERTY PROPERTY TRUST CONFIDENTIAL MATERIAL 2

Upon Separation You will receive1 Pay through your last day of work Accrued, but unused vacation •Can check balance in Workday – Time Off •No payment for unused sick, personal, birthdays or Information about VTO time • • • continuing your medical, dental and vision insurances through COBRA converting your group life and disability insurances to individual policies continuing any supplemental life and disability insurances you may have 1Assuming eligible/participant COPYRIGHT LIBERTY PROPERTY TRUST CONFIDENTIAL MATERIAL 3

If Stay Through Closing You will receive1 Your 2019 Bonus at Maximum •In cash 2019 Profit Sharing at Target •Active employee through 12/31/19 with one full year of service •Contribution made to your Vanguard 401(k) account 2020 LTI award at Target •In cash Full vesting of company contributions to the 401(k) Plan Vesting of unvested LTI 1Assuming eligible/participant COPYRIGHT LIBERTY PROPERTY TRUST CONFIDENTIAL MATERIAL 4

Severance Eligibility You are eligible for severance if: You are not offered a comparable position by Prologis A comparable position means • the same base salary, annual and long-term incentive opportunity, and aggregate level of employee benefits, as you had immediately prior to the closing responsibilities and duties that are generally consistent to those you had immediately prior to the closing • • a work location that is not more than 25 miles from your work location immediately prior to closing and does not increase your commute from your home to your work location by more than 25 miles You are not eligible for severance if you •do not accept an offer of a comparable position •leave the company prior to the closing date of the sale COPYRIGHT LIBERTY PROPERTY TRUST CONFIDENTIAL MATERIAL 5

What Severance Includes Severance being offered is 2 weeks of base salary for each full year of service, plus an additional 2 weeks of base salary • • • Minimum 12 weeks; Maximum 52 weeks Paid in a lump sum Taxes withheld, but no deductions for voluntary contributions Assistance to continue your medical, dental and vision insurances, as applicable, for the length of your severance period • Employer and employee portion, grossed up Outplacement assistance • Interviewing and resume writing support - 3 month program1 Severance Plan posted on the HR Portal Liberty Lives Well…Financially and in Workday 16 month program for Market Officers, Market Leaders and SVPs, as applicable COPYRIGHT LIBERTY PROPERTY TRUST CONFIDENTIAL MATERIAL 6

Severance Contingencies To receive severance, you Must sign and not revoke a separation agreement that will be sent to you • • • Cannot be signed before your last day of work Will have 45 days to consider the agreement You may want to consult with an attorney Must remain with Liberty until closing Perform your job as expected COPYRIGHT LIBERTY PROPERTY TRUST CONFIDENTIAL MATERIAL 7

Additional Benefits/Programs Information 2020 Base Salary Increases, Bonuses and Profit Sharing •Will not take place as the transaction is expected to close Q1 Outstanding 401(k) loan •Need to repay, in a lump sum, within 90 days or will be treated as a plan distribution -Call Vanguard for additional details Current ESPP purchase period •Purchase will be made for the current period ending 12/31/2019 with no DRIP (assuming closing is after that) •No further purchases COPYRIGHT LIBERTY PROPERTY TRUST CONFIDENTIAL MATERIAL 8

Additional Benefits/Programs Information 2019 Vacation •Can take unused vacation this year, subject to Manager’s approval •Carryover is limited to 40 hours to a maximum carryover of 360 hours -No exceptions will be made 2020 Vacation •You will accrue your vacation consistent with our policy 2020 Other Time Off •You will have one personal day to use if you are sick, there is inclement weather, etc. •Can use sick and vacation carryover you may have accrued Time off subject to manager’s approval COPYRIGHT LIBERTY PROPERTY TRUST CONFIDENTIAL MATERIAL 9

Additional Benefits/Programs Information Stock in lieu of commissions and service anniversary awards •All commissions and anniversary awards will be paid in cash Holidays Before Closing • • • • • • • • Thanksgiving Day after Thanksgiving Christmas Eve – half day Christmas Day New Year’s Eve – half day New Year’s Day Martin Luther King’s Birthday President’s Day COPYRIGHT LIBERTY PROPERTY TRUST CONFIDENTIAL MATERIAL 10

Are you a Liberty Shareholder? Your Liberty stock will be converted to Prologis stock at a rate of 0.675 for each share held • Example You have 100 shares of Liberty stock Upon closing of the transaction, you would receive 67 shares in Prologis and cash in lieu of fractional shares - - COPYRIGHT LIBERTY PROPERTY TRUST CONFIDENTIAL MATERIAL 11

Lots on Your Mind Your questions? What haven’t we covered? COPYRIGHT LIBERTY PROPERTY TRUST CONFIDENTIAL MATERIAL 12

Support Available Call a member of Human Resources • • • • • Heidi Cunningham – Interviewing and resume support Jaclyn Corcoran – Workday Michele Fillippo – Payroll Sue Kelly – LTI and ESPP Laura Nagy – Benefits COPYRIGHT LIBERTY PROPERTY TRUST CONFIDENTIAL MATERIAL 13

Support Available Feeling overwhelmed? Worried? Sad? Anxious? Just need someone to talk to? • 24x7 confidential counseling is available through Health Advocate, our Employee Assistance Plan provider, for you and family members 1-866-799-2728 - COPYRIGHT LIBERTY PROPERTY TRUST CONFIDENTIAL MATERIAL 14

ADDITIONAL INFORMATION This document contains forward-looking statements that are based on current expectations, estimates and projections about the industry and markets in which Prologis, Inc. and Liberty Property Trust operate as well as beliefs and assumptions of management of Prologis, Inc. and management of Liberty Property Trust. Such statements involve uncertainties that could significantly impact financial results of Prologis, Inc. or Liberty Property Trust. All statements that address operating performance, events or developments that Prologis, Inc. or Liberty Property Trust expect or anticipate will occur in the future are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Neither Prologis, Inc. nor Liberty Property Trust can give assurance that its expectations will be attained, and therefore actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Neither Prologis, Inc. nor Liberty Property Trust undertakes any duty to update any forward-looking statements appearing in this document except as may be required by law. In connection with the proposed transaction, Prologis, Inc. will file a registration statement on Form S-4, which will include a document that serves as a prospectus of Prologis, Inc. and a proxy statement of Liberty Property Trust (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Liberty Property Trust’s shareholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Prologis, Inc. or Liberty Property Trust. The documents filed by Prologis, Inc. with the SEC may be obtained free of charge at the Investor Relations section of Prologis, Inc.’s website at www.ir.prologis.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Prologis, Inc. by requesting them from Investor Relations by mail at Pier 1, Bay 1 San Francisco, CA 94111 or by telephone at 415.394.9000. The documents filed by Liberty Property Trust with the SEC may be obtained free of charge at Liberty Property Trust’s website at the Investor Relations section of http://ir.libertyproperty.com/sec-filings or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Liberty Property Trust by requesting them from Investor Relations by mail at 650 East Swedesford Road, Suite 400, Wayne, PA 19087, or by telephone at 610.648.1704. PARTICIPANTS IN THE SOLICITATION Liberty Property Trust and Prologis, Inc. and their respective trustees, directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Liberty Property Trust’s trustees and executive officers is available in Liberty Property Trust’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in its proxy statement dated April 26, 2019, for its 2019 Annual Meeting of Shareholders. Information about Prologis, Inc.’s directors and executive officers is available in Prologis, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in its proxy statement dated March 22, 2019, for its 2019 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Liberty Property Trust or Prologis, Inc. as indicated above. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.